CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-4 of our report dated March 1, 2010, relating to the consolidated financial statements (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of new accounting guidance in 2009 regarding the accounting for convertible debt instruments and noncontrolling interests) and consolidated financial statement schedule of Regal Beloit Corporation and subsidiaries and the effectiveness of Regal Beloit Corporation and subsidiaries’ internal control over financial reporting, appearing in the Annual Report on Form 10-K of Regal Beloit Corporation for the year ended January 2, 2010, and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP
Milwaukee, Wisconsin
March 4, 2010